SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2023

Commission File Number 001-38490

HIGHWAY HOLDINGS LIMITED

(Translation of Registrant’s Name Into English)

Suite 1801, Level 18

Landmark North

39 Lung Sum Avenue

Sheung Shui

New Territories, Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Compensatory Arrangements of Certain Officers

On May 13, 2023, the Board of Directors (the “Board”) of Highway Holdings Limited (the “Company”) granted an award of 300,000 restricted shares (the “Shares”) under the Company’s 2020 Stock Option and Restricted Stock Plan to Roland Kohl, the Company’s Chief Executive Officer and Chairman of the Board. The Shares are subject to vesting, and any Shares that have not vested (i) by the fifth anniversary of the date of grant, or (ii) upon termination of Mr. Kohl’s employment with the Company shall be automatically forfeited and reconveyed to the Company.

The Shares vest in three (3) tranches, with 100,000 of the Shares vesting in two tranches, and all of the unvested shares vesting in one tranche. Each tranche vests upon completion of a certain milestone by the Company relating to the consummation by the Company or its subsidiaries of certain strategic transactions within five (5) years from the date of grant of the Shares (each, a “Milestone”). The independent members of the Board shall have the final determination as to whether the Company has achieved a Milestone.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

HIGHWAY HOLDINGS LIMITED

Date: May 18, 2023	By :	/s/ ALAN CHAN
Alan Chan
Chief Financial Officer

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